Exhibit 99.1

ASX Announcement	29 April 2014

ASX Code: SEA

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Not for release in the United States.

Operations Update

HIGHLIGHTS

•                        Increased average daily production for the quarter to 4,723 boepd, net of royalties, in-line with the Company’s previously released guidance;

•                        Achieved a production increase of 713 boepd (18%) compared to the fourth quarter of 2013 in which the Company produced 4,010 boepd excluding production from the Phoenix prospect which was sold in December 2013;

•                        Transitioned to pad drilling in the Eagle Ford to enhance production performance and reduce costs; which caused the Company’s first scheduled Eagle Ford IP in the first quarter of 2014 to be 27 March 2014.

EAGLE FORD

•                        Added a total of 5,900 net acres through April 2014 bringing the Company’s Eagle Ford acreage holdings to 14,000 net acres;

•                        During the first quarter the Company successfully drilled 9 gross (7.4 net) wells and had 3 gross (2 net) wells in progress;

•                        As of 31 March 2014 the Company had 10 gross (9.5 net) pad wells waiting on fracs;

•                        Achieved record 30-day IPs in April 2014 on the Shannon EFS 2H & 3H (SEA 83% working interest) of 937 boe and 1,017 boe, respectively;

•                        In April 2014, the Q-Ballard EFS 2H and 3H (SEA 50% working interest) had initial 24-hour production rates of 624 and 712 boe, respectively, on 10/64” chokes.  The Q-Kiel EFS 3H (SEA 50% working interest) had an initial 24-hour production rate of 737 boe on a 14/64” choke.

MISSISSIPPIAN/WOODFORD

•                        Achieved successful results in the Mississippian from the Company’s generation 2 design with those wells producing an average of 280 boepd over the first 90 days compared to 152 boepd from generation 1 wells.

Sundance Energy (“Sundance” or “the Company”) is executing a multi-rig horizontal drilling program to drive production, cash flow and proved reserve growth from its assets in the Eagle Ford, Mississippian/Woodford, and Wattenberg Field.

EAGLE FORD

During 2014 the Company has added 5,900 net acres bringing its Eagle Ford acreage position to 14,000 net acres focused in northeastern McMullen County, Texas area.  The Company added 4,800 net acres through acquisition (as announced 4 April 2014), and 1,100 net acres through direct mineral leasing at an average cost of approximately $3,400 per acre.

During the fourth quarter of 2013 and first quarter of 2014 the Company transitioned to pad drilling.  Pad drilling has initially resulted in reduced costs and contributed to increased production rates from new wells.  With pad drilling, completions occur after the entire pad is drilled, so cycle times from the start of drilling to initial production will increase to approximately 135 days.  This number will vary depending on the number of wells on the pad.

The Company has substantially completed the first phase of upgrading its facilities and field operations.  The primary improvements realised during the first quarter have come from installation of tubing (the majority of the wells have been producing up production casing) and optimisation of gas lift in the wells.

The Shannon EFS 2H & 3H are the first two wells that have benefited from a “zipper frac,” installation of tubing early in the life of the well, and several changes to the frac design.  Both wells have initially been produced on restricted chokes.  Graph 1 shows the initial production performance of the wells compared to the offsetting Shannon EFS 1H.

Graph 1: Cumulative Oil Production of the Shannon EFS 2H & 3H Compared to the Shannon EFS 1H

In 2014 the Company has begun testing its new Eagle Ford frac design, the AWS frac.  Graph 2 portrays early production results from the all-white sand frac design (“AWS Frac”) that was used on the Q-Ballard EFS 2H & 3H compared to the Q-Ballard EFS 1H that was completed using the Company’s 2013 design.

Graph 2: Cumulative Oil Production of the Q-Ballard EFS 2H & 3H Compared to the Q-Ballard EFS 1H

Wells drilled and completed by the Company in the Eagle Ford project over the past year have exceeded the Company’s internal base case type curves.  The recent Shannon EFS 2H and 3H have exceeded the upside case type curve.  Graph 3 portrays results from the drilling campaign compared to the type curves.

Graph 3: Average Production Rates from 2013 Wells Compared to Type Curves

The Company is finalizing installation of gas gathering in the southern portion of its acreage covering the Q-Ballard, Q-Kiel, Dusek and Lange wells.  Wells in the southern area have continued to be primarily produced on a 10/64 choke to minimize flared gas volumes (approximately 405 boepd during the first quarter of 2014) while still meeting lease commitments and generating cash flow from oil sales.

MISSISSIPPIAN/WOODFORD

The Company’s primary focus is the appraisal of the Mississippian and Woodford formations in its Logan County, Oklahoma prospect which encompasses approximately 32,000 net acres.  The previously disclosed acquisition of approximately 10,000 net acres (announced 7 January 2014) has not closed.

Results from Sundance’s 2013 appraisal program have yielded strong results that have exceeded its base case type curve.  Further, late in 2013 the Company began testing its generation 2 well designs in the Mississippian.  These include changes to lateral placement, completion design and flowback method.  Graph 4 compares actual production rates to the Company’s type curves.

Graph 4: Average Production from 2013 Wells Compared Type Curves

The Company has continued its appraisal of the Woodford formation with 4 new gross Woodford wells producing by the end of April 2014 bringing the Company’s total operated producing well count in the Woodford to 6 wells.

OTHER ASSETS

The Company successfully completed 4 gross (4 net) vertical Wattenberg wells and participated in the successful completion of 8 gross (3.1 net) horizontal Codell/Niobrara wells operated by Encana with initial production expected in the second quarter of 2014.

There are currently no rigs running on the Company’s non-operated prospects in the Williston Basin.

For more information, please contact:

Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford, Williston, Denver-Julesburg and Anadarko Basins.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net.

Disclaimer

This announcement is for publication in Australia and not for release in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States or any other country. Any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act and applicable US state securities laws.

Reserves

This presentation contains information on Sundance Energy’s reserves and resources which has been reviewed by David Ramsden-Wood, Professional Engineer, who is licensed in Alberta Canada and is qualified in accordance with ASX Listing Rule 5.11.  Mr. Ramsden-Wood, a contractor of Sundance, has consented to the inclusion of this information in the form and context in which it appears.